20014340

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DEC 02 2020

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 09-01-2019 (MM/DD/YY) AND ENDING 08-31-2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Decade Securities Corp

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

13555 Bishops Court, Suite 345
(No. and Street)

Brookfield (City) WI (State) 53005-6218 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Sweet 262-797-9215
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alvarez & Associates, Inc.
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 165 (Address) Northridge (City) CA (State) 91324 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Michael Sweet, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Decade Securities Corp, as of August 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SEC Mail Processing

DEC 02 2020

Washington, DC

[signature]
Signature

President
Title

Betty Ackerman
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

BETTY ACKERMAN NOTARY PUBLIC STATE OF WISCONSIN

State of Wisconsin
County of Waukesha
Subscribed and sworn to (or affirmed) before me on this 23 day of November, 2020 by Michael Sweet proved to me on the basis of satisfactory evidences to be the person who appeared before me.
Notary Public [signature]

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors and Equity Owners of Decade Securities Corp.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Decade Securities Corp. (the "Company") as of August 31, 2020, the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of August 31, 2020, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

We have served as the Company's auditor since 2018.
Northridge, California
November 23, 2020

9221 Corbin Avenue Suite 165
Northridge, California 91324
800.848.0008
www.AAICPAs.com

DECADE SECURITIES CORP.

Statement of Financial Condition
As of August 31, 2020

ASSETS

		8/31/2020
Assets:		
Cash	$	251,749
Marketable securities		954,691
Interest receivable		1,915
Prepaid income taxes		644
Prepaid computer services		2,293
Total assets		1,211,292
Total assets	$	1,211,292

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Accounts payable	$	4,698
Total liabilities		4,698
Total liabilities	$	4,698
Stockholders' Equity:		
Common stock (Note 4)		12,891
Additional paid-in capital		475,401
Retained earnings		718,302
Total stockholders' equity		1,206,594
Total liabilities and stockholders' equity	$	1,211,292

The accompanying notes to financial statements
are an integral part of these statements.

DECADE SECURITIES CORP.

Statement of Operations
Year Ended August 31, 2020

Income:		
Trail commissions	$	160
Dividend income		10,022
Interest income		8,071
Office services income		11
Fee Income		3,993
Net trading gain (loss)		18,980
Total income		41,237
Expenses:		
Personnel		10,073
Professional fees		18,224
Other operating expenses		3,947
Total expenses		32,244
Income before income taxes		8,993
Provision for income tax		0
Net Income	$	8,993

The accompanying notes to financial statements
are an integral part of these statements.

DECADE SECURITIES CORP.

Statement of Changes in Stockholders' Equity
Year Ended August 31, 2020

	Common Stock	Additional Paid In Capital	Retained Earnings	Total Stockholders' Equity
Balance, August 31, 2019	$ 12,891	$ 475,401	$ 709,309	$ 1,197,601
Net income	—	—	8,993	8,993
Balance, August 31, 2020	$ 12,891	$ 475,401	$ 718,302	$ 1,206,594

The accompanying notes to financial statements
are an integral part of these statements.

DECADE SECURITIES CORP.

Statement of Cash Flows
Year Ended August 31, 2020

		8/31/2020
Cash Flows from Operating Activities:		
Net income	$	8,993
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Net gains on marketable securities		(18,980)
Changes in assets and liabilities:		
Prepaid income taxes		500
Prepaid computer services		(105)
Interest receivable		548
Accounts payable		4,402
Net cash used by operating activities		(4,642)
Cash Flows from Investing Activities:		
Purchase of marketable securities		(11,444)
Net cash used by investing activities		(11,444)
Net cash provided (used) by financing activities		-
Net decrease in cash		(16,086)
Cash, beginning of year		267,835
Cash, end of year	$	251,749
Supplementary information:		
Income taxes paid	$	-
Interest paid	$	-

The accompanying notes to financial statements
are an integral part of these statements.

DECADE SECURITIES CORP.

Notes to Financial Statements
Year Ended August 31, 2020

1. Summary of Significant Accounting Policies

Business Activity

Decade Securities Corp. (the "Company") is a member of FINRA and the SEC and is part of a real estate syndication group which uses the "Decade" name. The Company is a broker/dealer that principally sells interests in real estate direct participation programs sponsored by Decade affiliates. The Company is under common ownership with its affiliates.

The Company serves as a captive broker/dealer for its affiliate, Decade Properties, Inc. (a stockholder of the Company), to provide servicing of private placements. Decade Properties, Inc., develops and manages properties which may serve as a candidate for a private placement, or syndication. Should Decade Properties, Inc. initiate a transaction that requires a securities license, the Company is engaged to provide those services.

Reserves and Custody of Securities

The Company did not hold securities for sale, nor does it hold customer securities at or throughout the year ended August 31, 2020. Because the Company does not handle customers' securities, Rule 15(c)3-3, in regard to computation for determination of reserve requirements and information relating to the possession or control requirements, does not apply.

Property and Equipment

Property and equipment are carried at cost. Maintenance and repairs, including the replacement of minor items, are expensed as incurred, and major additions to equipment are capitalized. When equipment is sold or otherwise disposed of, the asset account and related accumulated depreciation account are relieved, and any gain or loss is included in operations. The Company provides for depreciation of property and equipment using annual rates which are sufficient to amortize the cost of depreciable assets over their estimated useful lives.

Property and equipment consists of the following:

		8/31/2020	
Furniture and equipment		958	useful life - 5 to 7 years
Total	$	958	
Accumulated depreciation		958	
Net	$	-	

Depreciation expense for the year ended August 31, 2020, was $0

Revenue Recognition

The Company earns minor trailing commissions and is responsible for minor ongoing client relations duties, which are recorded in those periods as the services are performed.

Interest income is recognized over time on a basis that takes into account the effective yield on the cash and financial instruments held at financial institutions. Dividends are recognized when the right to receive payment is established.

Net trading gain (loss) in the fair value of marketable securities, which consists of realized and unrealized gains and losses on those investments is shown in the statement of operations.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Marketable Securities

Marketable securities consist of certificate of deposits, exchange-traded funds, closed-end funds, and mutual funds held for investment purposes and are carried at market value as determined by the closing price of the reporting period.

Subsequent Events

The Company has evaluated events and transactions subsequent to the statement of financial condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date of the financial statements were available to be issued. Based upon this review, the Company has determined that there were no such events or transactions which took place that would have a material impact on its financial statements

2. Net Capital Requirements

As a registered broker/dealer, the Company is subject to the Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At August 31, 2020, the Company's net capital and required net capital were $1,159,687 and $5,000, respectively. The ratio of aggregate indebtedness to net capital was .004 to 1.

3. Reconciliation of Audited Net Capital to Unaudited FOCUS

There is a difference of $8,758 between the computation of net capital under net capital SEC Rule 15c3-1 and the corresponding unaudited FOCUS part IIA as of August 31, 2020.

Net capital per unaudited schedule		$1,168,446
Adjustments		
Non-allowable assets	(4,208)	
Retained earnings	(1,871)	
Haircuts	(2,679)	
		(8,758)
Net capital per audited statements		$1,159,688

4. Common Stock
Common stock consists of 56,000 authorized, 12,891 issued and outstanding $1 par value shares throughout the year ended August 31, 2020.

5. Transactions with Related Parties
As a captive broker-dealer of its affiliate, Decade Properties, Inc., the Company's revenues and financial results are dependent upon this related party.

The Company has an expense sharing agreement, sublease agreement and a working relationship with some of it's affiliates related by common ownership.

- Office space under a month-to-month sublease agreement on the basis of proportionate revenue earned by the related entities. Rental expense incurred under this lease was $83 for the year ended August 31, 2020.
- The sharing of administrative services (which are included in Personnel and Professional fees on the Statement of Operations), are expensed based on the actual time spent. The Company incurred a total of $12,927 for administrative services for the year ended August 31, 2020.
- The Company is the broker/dealer of record for the Decade Group 401(k) Profit Sharing Plan ("the "Plan"). In that capacity, the Company has waived its right to receive commissions or fees.
- The Company receives advisory fees totaling $3,993 from a related party for consultation regarding a potential private placement offering.

6. Income Taxes

The Company is a corporation for federal and state income tax purposes. The Company has NOL's of $65,983 that are available to offset profits in ensuing years until August 31, 2037. The Company also has NOL's of $19,536 that occurred after 12/31/17 that can be carried forward indefinitely to offset 100% of future profits.
These NOL's result in a deferred tax asset of approximately $18,883. However, for deferred tax assets, corresponding allowances have been recorded because the realization of these amounts are uncertain.

The Company has implemented accounting for uncertainty in income taxes in accordance with accounting principles generally accepted in the United States of America. This standard describes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return and also provides guidance on various related matters such as derecognizing, interest, penalties and disclosures required. Management of the Company evaluates the uncertain tax positions taken, if any, and consults with outside counsel as deemed necessary. The Company recognizes interest and penalties, if any, related to unrecognized tax liabilities in income tax expense.

The Company is no longer subject to federal tax examinations for years beginning before August 31, 2017 and state examinations for years beginning before August 31, 2016.

As of August 31, 2020, the Company has tax overpayments totaling $644 included in prepaid income taxes on the statement of financial condition.

7. Commitments and Contingencies

Concentration of credit risk
The Company maintains cash and cash equivalents at two financial institutions. The combined account balances at each institution typically exceed FDIC insurance coverage and, as a result, there is a concentration of credit risk related to amounts on deposit in excess of FDIC insurance coverage. Management believes that this risk is not significant.

Litigation
The Company is not presently subject to material litigation nor, to the Company's knowledge, is any litigation threatened against the Company, all of which collectively are not expected to have a material adverse effect on liquidity, results of operations, or business of financial condition of the Company.

Going Concern Analysis
Historically the Company has had operating losses and negative cash flows from operations over the last six years. Ordinarily, these conditions might give rise to uncertainties about the Company's ability to continue to operate. The Company assessed these negative financial trends based on the relevant conditions that are known and reasonably knowable. This assessment included the most current information available, including (1) there is no significant debt coming due and (2) there are substantial liquid resources (cash balances) to support continued operating losses, and (3) there is no working capital deficiency.

Whether, and when, the Company can attain profitability and positive cash flows from operations is uncertain. The Company is exploring cost cutting measures. However, management feels with its substantial cash position it will be able to meet all obligations and continue operations.

8. Accounting Pronouncements

The Company management has reviewed the accounting standards updates issued by the FASB that were either newly issued or had effective implementation dates that would require these provisions to be reflected in the financial statements for the year ending August 31, 2020. Based upon this review, the Company has implemented the pronouncements that require adoption (if any). They have also concluded that the remaining pronouncements have either limited or no application to the Company and in all cases implementation would not have a material impact on the financial comments taken as a whole.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842) ("ASU 2016-02"). ASU 2016-02 requires that, at lease inception, a lessee recognize in the statements of financial condition a right-of-use asset, representing the right to use the underlying asset for the lease term, and a lease liability representing the liability to make lease payments. The ASU also requires that for finance leases, a lessee recognizes interest expense on the lease liability, separately from the amortization of the right-of-use asset in the statements of operations, while for operating leases, such amounts should be recognized as a combined expense in the statement of operations. In addition, ASU 2016-02 requires expanded disclosures about the nature and terms of lease agreements and is effective for annual reporting periods beginning after December 15, 2018, including interim periods within that reporting period. Early adoption is permitted. The Company is evaluating the effect of ASU 2016-02 on its statement of financial condition and on net capital.

9. Fair Value Measurement

The Company values Marketable Securities in accordance with the valuation hierarchy established by generally accepted accounting principles. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

* Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
* Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
* Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis as of August 31, 2020.

Assets	Fair Value	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs
Marketable Securities	$954,691	$954,691	$0	$0
Total	$954,691	$954,691	$0	$0

10. Marketable Securities

The Company has invested in various marketable securities, including mutual funds and exchange traded funds. As discussed in Note 1, these investments are carried at fair value based on quoted market prices. As of August 31, 2020, investments in mutual funds and exchange traded funds totaled $333,541 and $106,854, respectively. Unrealized gains of $18,980 from these securities are classified as unrealized gain (loss) on the Statement of Operations. Interest income of $1 from these securities are included in interest income of the Statement of Operations. Dividend income of $10,022 from these securities are included in dividend income of the Statement of Operations.

The Company also holds a certificate of deposit ("CD") which matures within one year or less, is carried at its net liquid value of $514,297, and included in Marketable Securities on the Statement of Financial Condition. Interest earned on this CD is included on the Statement of Operations as interest income of $6,683. As of August 31, 2020, accrued interest from this CD is included on the Statement of Financial Condition as interest receivable of $1,915.

DECADE SECURITIES CORP.
Schedule I

August 31, 2020

		8/31/20
Computation of Aggregate Indebtedness and Net Capital Under SEC Rule 15c3-1		
Aggregate Indebtedness ("A.I.")	$	4,698
Minimum required net capital based on 6 2/3% of A.I.	$	313
Computation of Basic Net Capital Requirement:		
Stockholders' equity	$	1,206,594
Deduct non-allowable assets:		
Prepaid computer fees		(2,293)
Interest receivable		(1,915)
Prepaid income taxes		(644)
Less: Haircut on ETF's, CEF's, Mutual Funds and CD's		(42,055)
Net Capital		1,159,687
Net Capital Requirement - higher of computation above of minimum $5,000.		5,000
Capital in excess of minimum requirement	$	**1,154,687**
Ratio of aggregate Indebtedness to net capital		.004 to 1

There was a difference of $8,758 between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 Part IIA report dated August 31, 2020 (See Note 3).

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER SEC Rule 15c3-3

Decade Securities Corp is exempt from SEC Rule 15c3-3 under the provision of SEC Rule 15c3-3(k)(2)(i).

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3

Decade Securities Corp is exempt from SEC Rule 15c3-3 under the provision of SEC Rule 15c3-3(k)(2)(i).

See report of independent registered public accounting firm.

Decade Securities Corp.
Report on Exemption Provisions
Pursuant to Provisions of 17 C.F.R. § 15c3-3(k)
For the Year Ended August 31, 2020

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors and Equity Owners of Decade Securities Corp.:

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) Decade Securities Corp. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Decade Securities Corp. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) Decade Securities Corp. stated that Decade Securities Corp. met the identified exemption provisions throughout the year ended August 31, 2020 without exception. Decade Securities Corp.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Decade Securities Corp.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

Northridge, California
November 23, 2020

SECURITIES CORP.

Assertions Regarding Exemption Provisions

We, as members of management of Decade Securities Corp ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(i).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the year ended August 31, 2020.

Decade Securities Corp

By:

(Name and Title) President

13555 BISHOPS COURT
BROOKFIELD, WISCONSIN 53005
TELEPHONE • (262) • 797 • 9215
FAX • (262) • 797 • 9216